Developing personalized bio-therapeutics Investor Presentation October 2012 ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 Exhibit 99.2

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009
237 889 (ASX:PRR and  NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by
Prima BioMed and should not be relied upon as an independent source of information.
Please contact Prima BioMed and/or refer to the Company's website for further information.
The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information.
Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed Ltd’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed Limited. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.
Important Notice

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

The statements in this presentation regarding the future and commercial prospects of Prima including statements regarding the efficacy of CVac™, the timetable and success of clinical trials and the potential market for CVac™ are forward looking and actual results could be materially different from those expressed or implied by such forward looking statements as a result of various risk factors. This presentation contains certain "forward-looking statements". Forward looking words such as, "expect", "anticipate",
"believe", "likely", "intend", "should", "could", "may", "plan", "will", "forecast", "estimate", "target", "aim" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements, opinions and estimates provided in this presentation are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.
Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. The expectations reflected in these statements may be affected by a range of variables which could cause actual results or trends to differ materially including the risk factors summarized in appendix I. The forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are outside the control of Prima, and its directors, officers, employees, advisers, agents and affiliates.
Forward-looking statements only speak as to the date of this presentation and Prima assumes no obligation to update or revise such information or to reflect any change in management's expectations, from the date of this presentation, with regard to any change in events, conditions or circumstances on which any forward-looking statement is based. The forward-looking statements included in this presentation involve subjective judgment and analysis and are subject to significant business, economic and competitive uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, Prima. Given these uncertainties, you are cautioned to not place undue reliance on such forward-looking statements. There can be no assurance that actual outcomes will not differ materially from such forward-looking  statements.
Forward Looking Statements

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima Biomed: Snapshot
Key metrics
ASX Code:    PRR (Australian Stock Exchange)
Shares on issue*:  1,066.1 million
Share Price*: A$0.145
Market Capitalization*: ~A$155m
Cash Position: A$38.0m (as at 30 June 2012)
Avg Daily Trading Volume*: ~A$0.8m
Board of Directors
Ms. Lucy Turnbull AO Chairman
Mr. Albert Wong Deputy Chairman
Mr. Matthew Lehman Managing Director and Chief Executive Officer
Mr. Martin Rogers Non-Executive Director
Dr. Richard Hammel Non-Executive Director
*All market references as at 15 October

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Mission: Develop novel and high-value personalized bio-therapeutic products with a focus in immune cell therapy for oncology.
•
Lead product: CVac™ is made of autologous dendritic cells pulsed with mannan-
mucin-1 fusion protein. In advanced clinical development for ovarian
cancer.
• CVac potential: overexpressed protein Mucin-1 is also present in other cancers such as breast, renal, bladder, colon, pancreas, lung and stomach.
• Background: Intellectual property and early research developed by the Austin
Research Institute (now Burnet Institute) in Melbourne, Australia
• Technology: Global platform (formulation, manufacturing, regulatory, distribution) for development of personalized bio-therapeutics
Prima BioMed is a world leader in the development of
personalized bio-therapeutics
Prima BioMed: Mission
1

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

1
Prima BioMed: Leadership
Dr. Sharron Gargosky
Chief Technical Officer
Biochemist with 17 + years
development experience and
approvals for orphan diseases
Mathew Lehman
CEO
Extensive global management
experience & execution of 100s
of clinical trials in US & EU
Marc Voigt
Chief Business Officer
14+ years in corporate and
biotech investment sectors and
executive biotech management
Ian Bangs
CFO & Company Secretary
25+ years experience in finance
& compliance for a number of
public companies
Dr. Neil Frazer
Chief Medical Officer
Physician with 23+ years
experience in drug development
and executive management
Marta Schilling
VP Manufacturing
25+ years in manufacturing
operations, product
development and cell therapy

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Estimated 24.6 million people in the world living with cancer
•
World Health Organization (WHO) has predicted: global cancer incidence will increase by 50% between 2000 and 2020
•
Cancer becomes increasingly common in both developed and
developing countries due to
the increasing age
of the
population,
unhealthy lifestyles
as well as better and earlier
diagnostics and detection, there is a significant need for new, innovative therapies
•
Cancer is one of the largest, most rapidly growing markets in the pharmaceutical industry
•
World oncology market expected to surpass $78 billion by 2012
General Cancer Market

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Annual incidence of epithelial ovarian cancer in Australia &
“major markets” (USA, Japan, UK, Germany, France, Italy,
Spain) ~ 61,283 p.a. (2010)
•
70-75% diagnosed in late stage ~ 44,400 p.a.
•
70-80% of those achieve remission ~ 33,300 p.a.
•
Since ovarian cancer is generally diagnosed at a late stage, only 20-30% of patients with late stage disease survive for 5 years*
•
A maintenance treatment like
CVac™
would be the first of its
type in this new market and the company has potential to
achieve market penetration within the first year
•
The global market size for ovarian cancer therapy expected to surpass $US1.2bn in 2012
Ovarian cancer –
an unmet medical need
7
* Thomson
Business Intelligence, Ovarian Cancer Therapeutics Industry Analysis 2007

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Induce and/or enhance a body’s immune response to target
and kill cells that express certain antigens
•
Immunotherapy has the potential to be highly potent and
specific against tumor cells with an excellent safety and
toxicity profile
•
Research into cancer immunotherapy has led to recent
regulatory approval success:
–
Dendreon’s Provenge® approval in 2010 (FDA)
–
Bristol-Myers Squibb’s Yervoy® approval in 2012 (FDA)
•
Key concepts for development:
Selection of antigen(s) target
Management of manufacturing and logistics
Choosing the patients most likely to benefit
Immunotherapy for cancer

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima’s Technology & Platform
Cryopreserved cell formulation
minimizes cell collections (leukapheresis procedures) from
patients and reduces cost
Intradermal injections
maximizes delivery of maturing dendritic cells to drain to
lymph nodes and migrate to tumor cells
Automated logistics
labeling with bar codes and digital management of the
entire supply chain minimizes errors and optimizes use of
human resources and facilities
2

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima’s Technology & Platform
Cell collection expertise
40+ qualified and trained cell collection centers worldwide to provide material for high-quality products
Global breadth
experience in tech transfers, comparability protocols, and
regulatory licensing of manufacturing facilities in Australia,USA and Germany
Mucin-1 multiple opportunities
mucin-1 is overexpressed on numerous other cancer types;
Prima has a unique immunogenic sequence and companion
diagnostic to move in other indications
New product opportunities
ability to grow the pipeline based on company strengths
3

CVac™ Targeting Ovarian Cancer 8

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Autologous dendritic cells (DC)
pulsed with recombinant
human fusion protein (mucin-1–glutathione-S-transferase)
coupled to oxidized polymannose (mannan)
•
In development to treat epithelial
ovarian cancer
patients
in complete remission after first-line surgery and
chemotherapy
•
Excellent safety profile to date
(3 clinical trials)
•
Global, well-designed Phase II/III trial
(“CANVAS”)
underway
•
Recently released data yields important positive trends
–
Mucin 1 specific cellular response
–
Increasing time in remission for ovarian cancer patients
CVac - Prima’s Lead Product

Normal MUC1
Tumor MUC1
TAPPAHGVTSAPDTRPAPGS
GalNAc
GlcNAc
Gal
NeuNAc

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Antigen Target: Mucin-1
Normal MUC1
• more complex
• glycosylated
• tandem repeat
Tumor MUC1
• simpler and fewer
• underglycosylated
• “naked“ structure
sugar chains
carbohydrate and
peptide epitopes
are exposed
O-linked sugar
chains
sequence
(VNTR-variable
number tandem
repeat)

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac Overview
MNCs (white blood cells)
taken from the patient by
apheresis and sent to lab
MNCs separated and
matured to decdritic cells
(DCs) with growth factors
DCs are pulsed with the
antigen Mannan-Mucin-1
Fusion Protein (MFP)
Mucin-1-antigen is
internalized by the DCs
The DCs washed,
formulated, and
frozen as 1ml vials
Manufacturing of CVac
Mechanism after injection
Mucin-1 is overexpressed
on ovarian cancer cells
Cvac administered as
4 intradermal injections
at each dose
CVac activates CD8+ T-
cells specific to mucin 1
T cells target mucin
1 overexpressed
on cancer cells
T cells kill cancer cells
1

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Phase Name Indication Patients
I CAN-001 Terminal cancer adenocarcinoma
(breast, ovarian, fallopian tube, colon,
lung, oesophageal)
10
II CAN-002 Ovarian cancer patients with no further
treatment options
28
II CAN-003 Ovarian cancer patients in remission
after 1st or 2nd line therapy
63
II CAN-003x Ovarian cancer patients who have
progressed on CAN-003
~20
(est)
II/III CAN-004 Ovarian cancer patients in remission
after 1st line surgery and chemotherapy
800
(est)
Clinical development

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

CAN-003 Study Overview
• Protocol:
– 63 epithelial ovarian cancer patients enrolled in complete remission after successful 1 or 2 line chemotherapy
– 7 non randomized CVac; 29 randomized to CVac; 27 to
observation standard of care
• Objectives:
– Primary: progression free survival (PFS) as defined by CA-125
– Overall survival (OS)
– Prove biological activity by intracellular cytokine staining (ICS)
– Establish comparability between 2 global manufacturing sites
– Confirm safety of CVac™ in patients in remission
• Results:
– Manufacturing comparability established
– CVac™ well tolerated to date; no therapy-related toxicity
– Dosing complete for all patients in 4  quarter 2012
st
nd
th

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac is very well tolerated
•
Only 1 SAE possibly related to CVac treatment
•
Total of 5 serious adverse events (SAE) in the CVac arm (2 disease progression, abdominal pain, small bowel obstruction and febrile neutropenia) compared to 2 SAE in control arm (abdominal pain;
hematoma/respiratory failure leading to death)
•
7 severe adverse events noted (bunion, headache, cough, itch , flu-
like symptoms and urinary tract infection)
CAN-003 Interim Safety Data
NRCVAC & CVAC
(N=36)
OSC
(N=27)
Total
(N=63)
Adverse event
severity
# Pats % # AEs # Pats % # AEs # Pats % # AEs
Mild  29 80.6 218 20 74.1 129 49 77.8 347
Moderate 16 44.4 57 6 22.2 14 22 34.9 71
Severe 6 16.7 14 1 3.7 2 7 11.1 16
Death 0 0 0 1 3.7 1 1 1.8 1

OSC 1007
OSC 1010
OSC 1015
OSC 1019
OSC 1025
OSC 1028
OSC 1033
OSC 1034
OSC 1035
OSC 1004
OSC 1006
OSC 1017
OSC 1018
OSC 1008
OSC 1020
OSC 1022
OSC 1026
NRCVAC 0003
NRCVAC 0002
NRCVAC 0004
NRCVAC 0007
NRCVAC 0001
NRCVAC 0006
NRCVAC 0005
CVAC 1002
CVAC 1009
CVAC 1011
CVAC 1013
CVAC 1021
CVAC 1027
CVAC 1031
CVAC 1032
CVAC 1030
CVAC 1023
CVAC 1037
CVAC 1005
CVAC 1036
CVAC 1016
CVAC 1014
CVAC 1029
CVAC 1003
CVAC 1012
0 30 60 90 120 150 180 210 240 270 300 330 360 390 420 450 480 510 540 570 600 630 660 690 720 750
Days on study
Cvac (progressed)
OSC (progressed)
Cvac (censored)
OSC (censored)

OSC 2016
OSC 2019
OSC 2001
OSC 2002
OSC 2008
OSC 2009
OSC 2006
OSC 2011
OSC 2013
OSC 2014
CVAC 2003
CVAC 2004
CVAC 2005
CVAC 1024
CVAC 2012
CVAC 2010
CVAC 2007
CVAC 2017
CVAC 2020
CVAC 2015
CVAC 2018
0 30 60 90 120 150 180 210 240 270 300 330 360 390 420 450 480 510 540 570 600 630 660 690 720 750
Days on study
Cvac (progressed)
OSC (progressed)
Cvac (censored)
OSC (censored)

CAN-003 Interim Efficacy Data First remisson Second remisson Promising trend in PFS data Median PFS (as of Aug 2012) NRCVac: 421 D CVac: 365 D Control: 321 D

% Cytokine+ Cells
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
CD4+/IFNg+
CD4+/IL2
CD4+/IL4+
CD4+/IL17
CD4+/TNF+
CD8+/IFNg+
CD8+/IL2+
CD8+/IL4+
CD8+/IL17
CD8+/TNF+
Cytokines

CAN-003 Immune Monitoring Data
Inital 3 patients analyzed by intracellular cytokine staining (ICS) –
demonstrate significant increase in mucin 1 specific cytotoxic T cell activity after first 3 doses of Cvac

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Understanding Immunotherapy
Summary data from ipilimumab phase III trial of patients with previously treated, unresectable stage III or IV melanoma
S. O’Day et. al. J Clin Oncol 28:18s, 2010 (suppl; abstr 4)
Ipilimumab Ipilimumab Ipilimumab
vs. + gp100 + GP100
gp100 vs. vs.
gp100 ipilimumab
OS rate, %
12 mo
46 44 25
— — —
24 mo
24 22 14
10.1 10 6.4 HR = 0.66 HR = 0.68 HR = 1.04
p = 0.0026 p = 0.0004 p = 0.7575
2.9 2.8 2.8 HR = 0.64 HR = 0.81 HR =1.25
p = 0.0007 p = 0.0464 p = 0.0371
*Medians are similar; however, PFS curves part after the median as reflected in HR.
Comparison
Ipilimumab
Ipilimumab
+ gp100
gp100
OS, median,
mos
PFS, median,
mos*

Overall Survival Benefit of PROVENGE[3]

Percentage Increase in PROVENGE Group vs Control Group*
40
30
20
10
0
+12.0%
+26.5%
+37.8%
+28.1%
1 year
2 years
3 years
4 years

*(Percent PROVENGE–percent control)/percent control.

PROVENGE provided a survival benefit for every year studied in the IMPACT phase III trial http://www.provenge.com/hcp/survival-rate.aspx Understanding Immunotherapy (2)

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Phase II/III – CANVAS
CANVAS (       cer ccine tudy) is multinational, multi-center,
randomized, double-blinded, placebo-controlled for a robust
analysis, started in Feb 2012
Stage III/IV patients eligible after optimal debulking surgery
800 patients randomized 1:1 CVac : placebo
Patients must be in complete clinical and radiologic remission after
6 doses in 44 weeks
Dosing starts as soon as possible (~2-3 weeks after chemotherapy)
About 120 centers globally (USA, Australasia, Europe)
8
chemotherapy to continue dosing
CAN VA S

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CANVAS goals
Validate and plan for a commercial-ready manufacturing
process in 3 global regions
Validate a companion Mucin-1 diagnostic test
Confirm acute and longer-term safety and tolerability of
CVac™ in a larger patient population
Establish CVac efficacy by PFS and/ or OS
Investigate CVac impact on quality of life factors
Exploration of biomarkers and cellular activity
9

Cell Therapy - A new paradigm for the treatment of cancer

Significant progress: key milestones
4
Phase I CAN-001 Trial completed
Phase II CAN-002 Trial completed
NASDAQ Listing
Development of manufacturing, logistics and quality
control procedures  (three manufacturing centers)
Phase II/III Trial design regulatory approval in Australia
and U.S and different European nations
Phase II/III Trial enrollment commenced
Interim Phase II CAN-003 Trial data released

•
Key milestones (all subject to exact timing of patient outcomes)
–
ICS (immune) data for next cohort of 7 patients (4Q 2012)
–
Initiation of exploratory trial in new cancer indication(s) –
pending ICS data (~2Q 2013)
–
Final CAN-003 ICS data (3Q 2013)
–
Final CAN-003 efficacy data (4Q 2013)
–
Phase II/III CANVAS data (~2015)
•
Other catalysts in the next 12 months
–
Comparability with 3  manufacturing center (Europe)
–
All blood collection centers globally qualified and approved
–
All CANVAS sites globally initiated
Outlook
2
rd

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Conclusion
6
•
Ovarian cancer presents a significant unmet medical need
•
CVac
would be the first of its type in the market, with
potential to achieve rapid market penetration
•
Positive data from CAN-003 demonstrate a favorable
safety profile and provide indication of CVac’s efficacy
•
Phase II/III Trial CANVAS underway across multiple sites
with patient enrolment to accelerate in 2013
•
Manufacturing and logistical capabilities have been
developed and provide a platform for development to scale
•
Significant milestones anticipated through 2013 – 2014